EXHIBIT 14.3



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Board of Directors
Tecnomatix Technologies Ltd.:

We hereby consent to the incorporation by reference into the registration statements on Form S-8 of Tecnomatix Technologies Ltd. (registration numbers 333-14082, 333-11466, 333-04766 and 33-66334) of our report dated February 3,
2003, except for note 6, which is as of March 17, 2003, with respect to the consolidated balance sheets of USDATA Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of operations, stockholder's equity (deficit) and comprehensive loss, and cash flows for each of the years in the three-year period ended December 31, 2002; which report appears in the annual report on Form 20-F/A of Tecnomatix Technologies Ltd. for the year ended December 31, 2003.



/S/ KPMG LLP

Dallas, Texas
June 21, 2004